

Max Kla[redacted]

to Jess

3:55 PM (0 minutes ago)

Hello, Everyone!

I hope this message finds you well. As well as an email can find you, of course. I am thrilled to share some exciting news with you about my upcoming feature film THE RATTLIN BOG, my debut as a writer/director with the help of an incredible team of young and passionate professionals.

We're so thrilled to announce the initial phase of our upcoming feature film, and to invite you into our first wave of financing! We are opening up an exclusive early investment opportunity to our friends, family, and associates who have supported my work (and this project) before launching our campaign to the public. Your support and belief in my journey has always meant the world to me, and I want you to be part of this exciting next step.

Here are a few key details about the project:

Project Title: THE RATTLIN' BOG (based off the short film of the same name)
Genre: Dark Comedy / Horror
Synopsis: When three friends embark on a weekend getaway, their bond is put to the test as pride, fragile egos, and jealousy threaten to tear them apart.
Budget: $150,000

I am incredibly passionate about this project and believe it has great potential, and your early support can make a significant impact on bringing this vision to life. As a special bonus, we are opening up VIP perks for early investors. If you are among the initial $25,000, you stand to make back 138% PLUS 40% of Net Profits while normal investors - after the early bird VIP - stand to make back 125%. These VIP perks are our way of expressing gratitude for your eager and dedicated support as we begin our creative work.

If you are interested in learning more about the project and the investment opportunities, please feel free to reach out! I would be happy to provide you with more detailed information and answer any questions you might have. Additionally, your support of this project means everything and the best way to support outside of financial investments is spreading the word! If you know anyone who may be interested in partnering with our production, send them the link and information to our film, or have them get a hold of me and my team.

I leave you with the link to our platform where you can find more information as well as invest directly to the project: https://wefunder.com/rattlin.bog.llc

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Looking forward to hearing from you soon!

Best regards,

Maxwell Hughes Klaiber
Maxwell Hughes Klaiber

[redacted]



The Rattlin' Bog
June 11 at 6:07 PM ·

Hello, Everyone!

I am going around and spreading the word about my upcoming horror-comedy feature film! My team and I wanted this film to be community driven. We are all about open and honest communication between investors and production. As well as anyone just following along! We will be posting our triumphs, our shortcomings, and everything in between. We want to make a change to what independent feature filmmaking can look like. Everyone is welcome to come along for the ride!

Like other independent filmmakers before us, we have decided to open our film on WeFunder - a public investing platform where anyone can buy equity points in our film. The entry to investing starts at only $100. We believe in giving the people, not the studios, the power in the movie. Especially at our budget level! Where if the film is successful, that money goes back to the people who believed and supported it from the beginning. We are also offering that the first $50,000 dollars invested on the platform toward our budget will receive 138% return of initial investment as compared to 125% which will be the standard after that first $50,000. We aim to have a budget of $150,000, but if there is enough interest, we will max out our project to $250,000 as to not dilute too many shares.

If this sounds like something you would be interested in, even if not as an investor yourself, feel free to reach out and get a hold of me! I love talking about this project and I love talking about how we are going about making it. It's all about connecting with like-minded individuals who also want to see a change in independent filmmaking. Thank you for your time!!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


WEFUNDER
The
Rattlin'
Bog



Max Klaiber

to Jess

3:58 PM (0 minutes ago)

Hello, Everyone!

I hope this email finds you well, again. I wanted to follow up on the email I sent last Friday regarding the exciting investment opportunity for my upcoming feature film, **THE RATTLIN' BOG**.

As a reminder, this project marks my debut as a writer/director, supported by an incredible team of passionate professionals. I wanted to reach back out to remind everyone about our campaign. We have some small updates, and I wanted to let everyone know we will begin posting updates on all of our socials as the film is now underway. We want to remind everyone that we are thrilled to offer an exclusive early investment opportunity to friends, family, and close associates before launching our campaign to the public.

Key details about the project:

- **Project Title:** THE RATTLIN' BOG (based on the short film of the same name)
- **Genre:** Dark Comedy / Horror
- **Synopsis:** When three friends embark on a weekend getaway, their bond is put to the test as pride, fragile egos, and jealousy threaten to tear them apart.
- **Budget:** $150,000

Early Investment Perks:

- Early investors contributing to the initial $50,000 will receive a 138% return plus 40% of net profits. This is an update from our last email. We decided as a team that it would mean more for us to have the first $50,000 receive an additional bonus. It goes back to wanting this to be a community driven experience, and we believe fully in giving back the best we can to the community that supports us.

- Subsequent investors will stand to make back 125%.

Your support can make a significant impact on bringing this vision to life. If you are interested in learning more about the project and investment opportunities, please don't hesitate to reach out. I would be happy to provide you with more detailed information and answer any questions you might have.

Additionally, your support in spreading the word would be greatly appreciated! If you know anyone who may be interested in partnering with our production, please share the link and information about our film or have them contact me directly. There is so much you can do for our film outside of financial compensation. The freest and easiest way to contribute to our film is letting as many people as possible know about it!

For more information and to invest directly in the project, please visit: https://wefunder.com/rattlin.bog.llc.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you for your time and consideration. I look forward to hearing from you soon!

Best regards,

Maxwell Hughes Klaiber

4:00

THERATTLINBOGFILM

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therattlinbogfilm
Los Angeles, California
♫ The Irish Descendants · Rattlin Bog (Album V...

•••



WEFUNDER
The Rattlin' Bog
A film by Maxwell Hughes

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therattlinbogfilm More info coming soon! Exciting updates so follow @therattlinbogfilm to stay in the loop. Can't wait to share with everyone! ☘️🎥

3 days ago

[redacted]

The Rattlin' Bog - Following Up!

Hello, Everyone!

I'm so pleased to announce that we successfully launched our WeFunder this week for investors in THE RATTLIN' BOG. We've had a few friends already take advantage of our early birds perks, which is why I'm emailing you again — if you're interested, we'd love to have you join our team while you stand to make the most back on your investment!
As a reminder, this project marks my debut as a writer/director, supported by an incredible team of passionate professionals. I wanted to reach back out to remind everyone about our campaign. We have some small updates, and I wanted to let everyone know we will begin posting updates on all of our socials as the film is now underway.
If you would like to hear more details about the film and our *early investor perks*, please visit our WeFunder page or reach out to us directly: https://wefunder.com/rattlin.bog.llc

Thank you for your time and consideration. I look forward to hearing from you soon!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

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therattlinbogfilm 1w · The announcement video is here! Follow along and be sure to click the link in the bio to see our campaign page. Thank you all for watching 🥃🍀

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

theratt linbogfilm · Original audio


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therattlinbogfilm 1w · "Why's Daniel?" is here! Our director @maxwell_hughes_ and lead actress @lindsaylewis were guests on the podcast hosted by @danieldavidstewart all thanks to our producer @jessejedi

It went as expected...

Check out the full video and link to our campaign in bio!!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

June 20



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therattlinbogfilm 1w · BREAKING NEWS:

We have an Angel Investor! This wonderful investor wants to match $10,000 over the next two weeks!! If all goes accordingly well, this investor has voiced the prospect of doing a new round completely. To show you how serious I am about this, I will be standing in this bog until we reach that $10,000 investment. Please, help me get out of here. We will be putting a countdown clock on our page so share this around with everyone you know!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Still, you know, it's it's starting to.

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therattlinbogfilm 1w · BOG UPDATE:

I'm still out here! Coming at you from the bog with a continued update. I am so grateful for the investment and support we have received so far. Our initial video has reached 6,500 views so 6,500 of you now know I'm slowly starting to sink into this bog. If HALF of those views were to invest at the $100 minimum, we will have hit our goal and can begin our film! Get the word out and get me out of here... please. More updates from the bog soon!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

THERATTLINBOGFILM
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Will match YOUR investments towards
THE RATTLIN' BOG

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therattlinbogfilm 1w · ANGEL INVESTOR:

Thank you to @liam.j.greenlee for helping make these wonderful graphics. As mentioned in the slides, our angel investor wants to match any and all investments up to $10,000. So if someone was to invest at the minimum of $100, our investor will match that entry. We hope you can join us on our journey to making The Rattlin' Bog!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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don't want to cause alarm.

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therattlinbogfilm 1w · BOG UPDATE:

Still here as you all know! However, today I am bringing exciting news. We are ecstatic to announce that we have ANOTHER ANGEL INVESTOR! They too are matching $10,000!! So, if you were to invest in our film, Angel Investor #1 will match and now Angel Investor #2 will match! For example, if you invest $100 then both investors will match your total making it $300 worth of support!! We are beyond close to reaching our starting goal so please, invest if you can and share, share, share!!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

July 18

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therattlinbogfilm 1w · I'M STILL HERE:

Thank you all for the support thus far! We are beyond close to reaching our starting goal! Please, keep sharing and getting the word out. And keep following along with our bingo game!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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therattlinbogfilm 1w · THIS IS IT:

Final push for a two week window! We are so close to hitting our $10,000 matching investment! Send this to everyone you know. Send the campaign to everyone you know. We want to take this project live and we need your help! I will personally drive up to Redding and wash cars and deliver groceries for you all if I need to. This is something that means the world to my team and I and we need the support! Our Angel Investors alone can't do this, but with your help you can finally get me out of this bog and get this movie made!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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therattlinbogfilm 1w · DROWNED:

I'm writing to you from the beyond. Unable to escape the Bog. We put up a good fight. We have the remainder of the day to raise funds so hopefully a miracle happens and I can be resuscitated. As a reminder, we have two angel investors who want to match your total! Thank you everyone for the continued support of our project!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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therattlinbogfilm 1w · I LIVE:

I have emerged, and by some miracle I have lived. We were able to match our investors!! This means that we, shortly soon, will hit our starting goal to open the project to the expansive public on WeFunder. We will continue looking for additional funds as we begin our journey! Thank you to everyone who contributed to help getting me out of here. Now I have to do some shots...

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Like other independent filmmakers before us, we have decided to open our film on WeFunder - a public investing platform where anyone can buy equity points in our film. The entry to investing starts at only $100. We believe in giving the people, not the studios, the power in the movie. Especially at our budget level! Where if the film is successful, that money goes back to the people who believed and supported it from the beginning. We are also offering that the first $50,000 dollars invested on the platform toward our budget will receive 138% return of initial investment as compared to 125% which will be the standard after that first $50,000. We aim to have a budget of $150,000, but if there is enough interest, we will max out our project to $250,000 as to not dilute too many shares.

If this sounds like something you would be interested in, even if not as an investor yourself, feel free to reach out and get a hold of me! I love talking about this project and I love talking about how we are going about making it. It's all about connecting with like-minded individuals who also want to see a change in independent filmmaking. Thank you for your time!!

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

The Rattlin' Bog
Jun 17 ·

THE RATTLIN' BOG is now live on WEFUNDER! We are making a movie! Thank you so much to everyone who has shown love and support for our project. Anyone can become an investor and join our film community. Everything you need to know about our film is in my bio!! Stayed tuned for more updates 🍀🥃🤝

http://wefunder.com/rattlinbogllc

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Invest in The Rattlin' Bog.
To become a shareholder,



The Rattlin' Bog
Jun 21 ·

Our first podcast appearance is here! My lead actress Lindsay Lewis and I got to go on a podcast and chat about our movie.

My apologies that things got out of hand there towards the end. I have never experienced anything like this before in my life, but I thought I should share anyway. All mutual parties are okay now 🤝

If you're still looking to see more about our movie and to invest,

LOOK HERE: http://wefunder.com/rattlinbogllc

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


ISSUE WITH YOUR STUDIO?
CONTACT

The Rattlin' Bog

Posted by Instagram

Jul 15 ·

ANGEL INVESTOR:

Thank you to @liam.j.greenlee for helping make these wonderful graphics. As mentioned in the slides, our angel investor wants to match any and all investments up to $10,000. So if someone was to invest at the minimum of $100, our investor will match that entry. We hope you can join us on our journey to making The Rattlin' Bog!

http://wefunder.com/rattlinbogllc

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


ANGEL INVESTORS


I.
Our very generous
Angel Investor
wants to help our production by

The Rattlin' Bog
Jul 19 ·

HELLO EVERYONE!!

We are SO close to being able to begin! I made this fun little bingo card to show you how close we are to hitting our minimum goal. If we are able to fill this out in the next few days, we can begin our movie! I'll be updating the progress and taking off slots as they get knocked off the board!

Once I get out of this bog, I'll be able to match these shots with my cast and crew members with shots of our own 🤝

http://wefunder.com/rattlinbogllc

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Bingo
THE INVESTMENT CARD! EACH INVESTMENT WILL BE
MATCHED TWICE AND ACCOMPANIED BY A SHOT!

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.